March 14, 2007

Mail Stop 4561

Via U.S. Mail and Fax (514) 935-9758
Mr. Louis Greco
President
Global Biotech Corp.
2515 Guenette
Montreal, Quebec H4R 2E9

      RE: **Sword Comp-Soft Corp.**
                Form 10-KSB for the fiscal year ended November 30, 2005
                Filed May 5, 2006
                File No. 0-33271

Dear Mr. Greco:

We have reviewed your response letter dated February 26, 2007 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5. Investment

1.   Please remove references to the Securities and Exchange Commission from this footnote.

Note 13. Significant Events, page 17

2.   We have reviewed your response to prior comment 12. It is not clear what guidance you relied upon in determining that the transaction should be accounted for as an asset purchase. Please provide us with a detailed analysis discussing how each of the criteria in paragraph 17 of SFAS 141 was considered.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief